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                              UNITED STATES                         OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION      ---------------------------
                         WASHINGTON, D.C.  20549             OMB Number: 3235-0191
                                                             Expires:  November 30, 1996
                                                             Estimated average burden
                                                             hours per response.....0.20
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                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 13a-17 OR 15d-17 THEREUNDER

                          Genome Therapeutics Corp.
--------------------------------------------------------------------------------
                (Exact name of issuer as specified in charter)

               100 Beaver Street, Waltham, Massachusetts 02154
--------------------------------------------------------------------------------
                   (Address of principal executive offices)

Issuer's telephone number, including area code       (617) 893-5007
                                               ---------------------------------

                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security       Common stock: $.10 par value
                      ----------------------------------------------------------

2.  Number of shares outstanding before the change    13,803,964
                                                   -----------------------------

3.  Number of shares outstanding after the change     16,803,964
                                                  ------------------------------

4.  Effective date of change  February 22, 1996
                             ---------------------------------------------------

5.  Method of changes:
    Specify method (such as merger, acquisitions, exchange, distribution, stock split, reverse split, reverse split, acquisition of stock for treasury,
    etc.)             Public offering
          ----------------------------------------------------------------------
    Give brief description of transaction  Public offering of 3,000,000 shares
    of common stock, $.10 par value.       -------------------------------------
    ----------------------------------------------------------------------------


                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
                         -------------------------------------------------------
2.  Name after change
                      ----------------------------------------------------------

3.  Effective date of charter amendment changing name
                                                      --------------------------

4.  Date of shareholder approval of change, if required
                                                       -------------------------

Date      February 22, 1996
      ---------------------------               /s/ Fenel M. Eloi
                                                (Officer's signature and title)
                                                VP, CFO, Treasurer